Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we provide products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”), hereafter referred to as our domestic companies (the “Domestic Companies”), which are established under the laws of the People’s Republic of China (“PRC”). As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From 2018, our business has been expanding to the downstream of the energy industry– the civil and industrial heating furnaces market, electric and coal chemical industry and the energy service management industry. We derive our revenues from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for waste water and oily sludge treatment, and (4) related engineering and project services for aforementioned.

•	Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From 2018, Nanjing Recon also provides automation products and services to other segments of the energy industry, such as the new energy industry, electric power and coal chemical industries.

•	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding services to oilfield wastewater and oily sludge treatment, and extended its heating products and resolutions to the civil market by leveraging its advantage on furnace products.

Recent Developments

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with Future Gas Station (Beijing) Technology, Ltd (“FGS”) and the other shareholders of FGS. Following full performance under the Agreement, the Company will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, Recon shall (1) pay a total of RMB 10 million in cash to FGS and (2) issue 2,435,284 restricted ordinary shares of Recon (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording Recon’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, Recon has the right to cancel without further paying part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from two and a half years to four and a half years following the issuance of the Restricted Shares under the supplemental agreement dated March 17, 2020. As of the date of this report, FGS finalized recording Recon’s corresponding interest at the local governmental agency, and Recon issued 2,435,284   Restricted Shares in total to the other shareholders of FGS (converted to 487,060 Restricted Shares after the one-for-five reverse stock split took effect). Recon has invested RMB3.6 million in cash to FGS as of the date of this report under this agreement and has the obligation to pay the remaining RMB 6.4 million according to the agreement. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement. On March 17, 2020, the Company, FGS and the other shareholders of FGS signed a supplemental agreement to extend another 12 months as the number of the gas stations is the only performance goal that has not been achieved.

On December 10, 2019, the Company’s Board approved to effect a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Stock Split. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 ordinary shares outstanding. The number of ordinary shares outstanding after the Reverse Stock Split was 4,611,720, taking into account of the effect of rounding fractional shares into whole shares. In addition, all options and any other securities of the Company outstanding immediately prior to the Reverse Stock Split (to the extent they don’t provide otherwise) will be appropriately adjusted by dividing the number of ordinary shares into which the options and other securities are exercisable by 5 and multiplying the exercise price thereof by 5, as a result of the Reverse Stock Split.

In January 2020, the World Health Organization declared the 2019-nCoV outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, we temporarily closed our offices in varies provinces in China and ceased production operations since Chinese New Year. We gradually resumed operation and production since February 10, 2020. In short term, we believe our business is being affected negatively. Our management believes the outbreak will have a negative impact on our operation result from the beginning of calendar year 2020 to date and in the whole fiscal year 2020. However, at this stage, we don’t expect a significant impact on the Company’s operation and financial results in a long run.

Recent Industry Developments and Business Outlook

Automation Department. As we continue to cooperate well with Shenhua Group, we expect our revenue from the automation department will increase. Also. we won the bid to build the automation system for PetroChina Jidong Oilfield Company ("Jidong Oilfield"). The winning price is RMB 9.5 million (approximately $1.36 million) per year, for a three-year construction period from January 1st, 2020 to December 31st, 2022. We believe it’s still a major trend for domestic energy companies to improve automation management and our business will benefit from this favorable trend.

Oilfield Environmental Protection Business. As of December 31, 2019, we had signed six disposal agreements to treat up to 1,700 tons of oily sludge, but only completed the treatment of 50 tons. Thus, the majority of the contract revenue from this business was not recognized during the half-year financials. We expect these workloads could be done by the end of fiscal year 2020.

New business. We invested in FGS in fiscal year 2018 and made additional investment into FGS in August 2018. The number of online orders generated through DT Refuel, an mobile application developed by FGS, is increasing and has reached to RMB 7 million per day on average with only 460 gas stations. FGS has been earning a net profit from July 2019. We believe this segment will face a chance of strong growth as FGS plans to expand its operation into more provinces in China in the coming months.

Monthly Gross Merchandise Volume (GMV) of DT Refuel APP Comparing 2019 v. 2018.

Growth Strategy

As a smaller China-focused company, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with bigger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

Currently, as more markets of Chine’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience on energy technics will always be our development foundation. By combining more technology and ideas developed in recent years, such as solar energy and Industrial Internet, we expect to create more profitable business lines.

Also, to diversify our revenue stream and lower risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “Internet of things” (IoT).

Trend Information

Other than as disclosed elsewhere in this report, such as coronavirus outbreak, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2020 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry and included but are not limited to:

•	oil and gas prices;

•	the amount of spending by our customers, primarily those in the oil and gas industry;

•	growing demand from large corporations for improved management and software designed to achieve such corporate performance;

•	the procurement processes of our customers, especially those in the oil and gas industry;

•	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;

•	the ongoing development of the oilfield service market in China; and

•	inflation and other macroeconomic factors.

Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

•	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;

•	our ability to increase our revenues from both old and new customers in the oil and gas industry in China;

•	our ability to effectively manage our operating costs and expenses; and

•	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

Critical Accounting Policies and Estimates

Consolidation of VIEs

A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Estimates and Assumptions

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets and investment and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments

The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Purchase Advances, net

Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services.  These types of prepayments will be expensed when those products or services have been rendered or consumed.

Revenue Recognition

With adoption of Accounting Standard Codification (“ASC”) 606, “Revenue from Contracts with Customers”, revenue is now recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Disaggregation of Revenues

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenues disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenues for the six months ended December 31, 2018 and 2019 is disclosed in Note 28 to the financial statements in Exhibit 99.1.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or our specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide installation services to clients as there may be such obligation in contracts. The promises to transfer the equipment and installation are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides waste water treatment and oily sludge disposal service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer and treatment of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognize revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The following table provides information about contract assets and contract liabilities from contracts with customers:

	June 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	U.S. Dollars
Contract assets	¥4,633,940	¥14,604,897	$2,095,996
Contract liabilities	¥120,000	¥2,024,753	$290,579

Contract Assets, net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract liabilities - Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as advance from customers, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations

Performance obligations include delivery of products and installation of products. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing installation services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in Sales, and costs incurred by the Company for the delivery of goods are classified as Cost of sales in the Consolidated Statements of Operations and Comprehensive Loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2019. The amount of revenue recognized during the six months ended December 31, 2019 that was previously included within the deferred revenue and advances from customers balances was ¥Nil.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 180 days; consequently, there is no significant financing component within contracts.

Trade Accounts and Other Receivables, net

Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered past due when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the Black-Scholes valuation model estimated at the grant date based on the award’s fair value.

Recently enacted accounting pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, "Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities". The new standard changes how entities evaluate decision-making fees under the variable interest entity guidance. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance. The standard should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses.” ASU 2018-19 clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, Leases. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Results of Operations

The following consolidated results of operations include the results of operations of the Company and its variable interest entities (“VIEs”), BHD and Nanjing Recon, and subsidiaries of these VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended December 31, 2019 Compared to Six Months Ended December 31, 2018

During the six months ended December 31, 2019, our business and order maintained a moderate growth. Affected by the construction delay of GSBHD oily sludge treatment project, our revenue from oilfield environmental protection decreased temporarily, causing the overall revenue less than the same period of last year. As we focus more on the profitability during this period, our overall performance was improved.

Revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Automation product and software	¥28,954,379	¥22,572,055	¥(6,382,324)	(22.0)%
Equipment and accessories	10,312,238	7,807,013	(2,505,225)	(24.3)%
Oilfield environmental protection	3,005,112	26,085	(2,979,027)	(99.1)%
Total revenue	¥42,271,729	¥30,405,153	¥(11,866,576)	(28.1)%

Our total revenues for the six months ended December 31, 2019 were approximately ¥30.4 million ($4.4 million), a decrease of approximately ¥11.9 million ($1.7 million) or 28.1% from ¥42.3 million for the same period in 2018. The overall decrease in revenue was mainly due to the decreased revenue from all three segments during the six months ended December 31, 2019.

(1)	Revenue from automation product and software decreased by ¥6.4 million ($0.9 million) or 22.0%. The decreased revenue was mainly due to the decreased automation business projects from China Energy. To use fund more effectively and minimize the liquidity risk, we only took those orders with relatively higher margin, thus revenue from this part decreased.

(2)	Revenue from equipment and accessories decreased by ¥2.5 million ($0.4 million) or 24.3%, as less sales of furnaces were sold to commercial and general industry markets.

(3)	Revenue from oilfield environmental protection decreased by ¥3.0 million ($0.4 million) or 99.1%. As mentioned above, we have won contracts of over 1,708 tons of oily sludge treatment and collected the basic materials. As of December 31, 2019, we billed our customers ¥2.6 million ($0.4 million) in total and ¥0.7 million ($0.1 million) was received and recorded as advance from customer. We received ¥1.9 million ($0.3 million) in January 2020. Affected by late acceptance inspection of Gansu production project, revenue was not recognized during the six months ended December 31, 2019. We expect this revenue could be recognized and reflected in our financial data by end of fiscal year 2020.

Cost of revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Automation product and software	¥18,502,162	¥13,774,763	¥(4,727,399)	(25.6)%
Equipment and accessories	6,609,127	4,072,800	(2,536,327)	(38.4)%
Oilfield environmental protection	1,635,094	192,732	(1,442,362)	(88.2)%
Business and sales related tax	288,254	396,946	108,692	37.7%
Total cost of revenue	¥27,034,637	¥18,437,241	¥(8,597,396)	(31.8)%

Our cost of revenues decreased from ¥27.0 million for the six months ended December 31, 2018 to ¥18.4 million ($2.6 million) for the same period in 2019, a decrease of ¥8.6 million ($1.2 million) or 31.8%. The overall decrease in cost of revenue was mainly due to the decreased cost of revenue from all three segments during the six months ended December 31, 2019, which is in line with the decrease in revenue.

Gross Profit

	For the Six Months Ended
	December 31,
	2018		2019		Increase /	Percentage
	Gross Profit	Margin %	Gross Profit	Margin %	(Decrease)	Change
Automation product and software	¥10,405,131	35.9%	¥8,580,734	38.0%	¥(1,824,397)	(17.5)%
Equipment and accessories	3,621,824	35.1%	3,632,532	46.5%	10,708	0.3%
Oilfield environmental protection	1,210,137	40.3%	(245,354)	(940.6)%	(1,455,491)	(120.3)%
Total gross profit and margin %	¥15,237,092	36.0%	¥11,967,912	39.4%	¥(3,269,180)	(21.5)%

Our gross profit decreased to ¥12.0 million ($1.7 million) for the six months ended December 31, 2019 from ¥15.2 million for the same period in 2018. Our gross profit as a percentage of revenue increased to 39.4% for the six months ended December 31, 2019 from 36.0% for the same period in 2018. While the gross profit margin of automation production and software remained relatively stable with a slight increase of 2.1%, gross profit margin of equipment and accessories increased by 11.4% due to higher margin equipment sales during the six months ended December 31, 2019 as we focused on higher margin business. However, since we didn’t launch the large-scale treatment of oily sludge treatment, also zero revenue was recognized and costs of pilot testing was recorded, resulting to a negative margin of oilfield environmental protection business. We believe this situation would be changed as we began the official treatment process in year 2020.

For the six months ended December 31, 2018 and 2019, gross profit from automation product and software was approximately ¥10.4 million and ¥8.6 million ($1.2 million), respectively, representing a decrease of approximately ¥1.8 million ($0.3 million) or 17.5%. The decrease in gross profit from automation product and software was in line with the decrease in revenue.

For the six months ended December 31, 2018 and 2019, gross profit from equipment and accessories was approximately ¥3.6 million and ¥3.6 million ($0.5 million), respectively, representing a slight increase of approximately ¥10,708 ($1,537) or 0.3% due to higher margin equipment sales as discussed above.

For the six months ended December 31, 2019, negative gross profit from oilfield environmental protection was approximately ¥0.2 million ($0.04 million) as compared to gross profit of ¥1.2 million for the same period last year, representing a decrease of approximately ¥1.5 million ($0.2 million) or 120.3%. The decrease in gross profit from oilfield environmental protection was primarily attributable to the decrease in revenue, as discussed above.

Operating Expenses

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Selling and distribution expenses	¥4,909,361	¥2,660,873	¥(2,248,488)	(45.8)%
% of revenue	11.6%	8.8%	(2.8)%	-
General and administrative expenses	18,903,138	13,366,413	(5,536,725)	(29.3)%
% of revenue	44.7%	44.0%	(0.7)%	-
Provision for (net recovery of) doubtful accounts	(1,494,707)	25,537	1,520,244	(101.7)%
% of revenue	(3.5)%	0.1%	3.6%	-
Research and development expenses	1,654,702	2,895,286	1,240,584	75.0%
% of revenue	3.9%	9.5%	5.6%	-
Operating expenses	¥23,972,494	¥18,948,109	¥(5,024,385)	(21.0)%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses decreased by 45.8% or ¥2.2 million ($0.3 million) for the six months ended December 31, 2019 compared to the same period in 2018. This decrease was primarily due to the decrease in traveling expenses as well as entertainment expenses as we tried to control our operating expenditures during the six months ended December 31, 2019. Selling expenses were 8.8% of total revenues for the six months ended December 31, 2019 and 11.6% of total revenues in the same period of 2018.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 29.3% or ¥5.5 million ($0.8 million), from ¥18.9 million in the six months ended December 31, 2018 to ¥13.4 million ($1.9 million) in the same period of 2019. The decrease in general and administrative expenses was mainly due to the decrease in stock-based compensation expense during the six months ended December 31, 2019. General and administrative expenses accounted for 44.0% of total revenues in the six months ended December 31, 2019 and 44.7% of total revenues for the same period of last year.

Provision for (net recovery of) doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables and purchase advances. We recorded reversal of provision for doubtful accounts of ¥1.5 million for the six months ended December 31, 2018 as compared to a provision for doubtful accounts of ¥25,537 ($3,665) for the same period in 2019. The increase in provision for doubtful accounts was mainly resulted by additional provision made for long outstanding account receivables. Management will continue to monitor account receivables to maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. Research and development expenses consist primarily of salaries and related expenditures for research and development projects. Research and development expenses increased from approximately ¥1.7 million for the six months ended December 31, 2018 to ¥2.9 million ($0.4 million) for the same period of 2019. This increase was primarily due to more research and development expense spent on design of new automation platform systems.

Net Loss

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2018	2019	(Decrease)	Change
Loss from operations	¥(8,735,402)	¥(6,980,197)	¥1,755,205	(20.1)%
Other income (expense), net	(1,208,035)	259,549	1,467,584	(121.5)%
Loss before income taxes	(9,943,437)	(6,720,648)	3,222,789	(32.4)%
Provision for income taxes	2,002	316,799	314,797	15,724.1%
Net loss	(9,945,439)	(7,037,447)	2,907,992	(29.2)%
Less: Net income (loss) attributable to non-controlling interest	138,804	(336,250)	(475,054)	(342.2)%
Net loss attributable to Recon Technology, Ltd	¥(10,084,243)	¥(6,701,197)	¥3,383,046	(33.5)%

Loss from operations. Loss from operations was ¥7.0 million ($1.0 million) for the six months ended December 31, 2019, compared to a loss of ¥8.7 million for the same period of 2018. This ¥1.8 million ($0.3 million) decrease in loss from operations was primarily due to a decrease in general and administrative expenses and selling and distribution expenses, partially offset by decrease in gross profit as discussed above.

Other income (expense), net. Other income, net was ¥0.3 million ($0.04 million) for the six months ended December 31, 2019, compared to other expense, net of ¥1.2 million for the same period of 2018. The ¥1.5 million ($0.2 million) decrease in other expense, net was primarily due to the decreased loss from investment in unconsolidated entity of ¥1.0 million ($0.1 million) and an increase in subsidy income of ¥0.6 million ($0.1 million) during the six months ended December 31, 2019.

Net loss. As a result of the factors described above, net loss was ¥7.0 million ($1.0 million) for the six months ended December 31, 2019, a decrease of ¥2.9 million ($0.4 million) from net loss of ¥9.9 million for the same period of 2018.

Liquidity and Capital Resources

As of December 31, 2019, we had cash in the amount of approximately ¥10.3 million ($1.5 million). As of June 30, 2019, we had cash in the amount of approximately ¥4.5 million.

Indebtedness. As of December 31, 2019, except for approximately ¥2.5 million ($0.4 million) of short-term bank loan, ¥11.9  million ($1.7 million) of short-term borrowings from related parties, and ¥8.6 million ($1.2 million) of long-term borrowings from a related party, and except that Gan Su BHD Environmental Technology Co., Ltd has a production line under construction in progress which the main construction of the project has completed, the project has been ready for its intended use and put into production in January 2020, we did not have any other finance leases or purchase commitments, guarantees or other material contingent liabilities.

Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through our Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by our Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind up.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term and long-term borrowings due to related parties. As of December 31, 2019, we had total assets of ¥162.8 million ($23.4 million), which includes cash of ¥10.3 million ($1.5 million), net accounts receivable of ¥66.5 million ($9.5 million), and working capital of ¥51.4 million ($7.4 million). Shareholders' equity amounted to ¥93.0 million ($13.3 million).

Cash from Operating Activities. Net cash provided by operating activities was ¥0.3 million ($0.04 million) for the six months ended December 31, 2019. This was an increase of approximately ¥27.3 million ($3.9 million) compared to net cash used in operating activities of approximately ¥27.0 million for the six months ended December 31, 2018. The increase in net cash provided by operating activities for the six months ended December 31, 2019 was primarily attributable to the net loss available to the Company in the amount of ¥7.0 million ($1.0 million), and reconciled by restricted shares issued for management resulting in expenses of ¥4.1 million ($0.6 million), and an decrease in trade account receivable and other receivables, partly offset by an increase in contract assets.

Cash from Investing Activities. Net cash provided by investing activities was approximately ¥3.7 million ($0.5 million) for the six months ended December 31, 2019. This was an increase of approximately ¥12.2 million ($1.7 million) compared to net cash used in investing activities of approximately ¥8.5 million for the same period in 2018. This increase was due to the repayment from loans to third parties as well as decrease in investment in unconsolidated entity and payments and prepayments for construction in progress.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥1.9 million ($0.3 million) for the six months ended December 31, 2019, as compared to net cash provided by financing activities of ¥1.0 million for the same period in 2018. During the six months ended December 31, 2019, we received ¥13.1 million ($1.9 million) in short-term borrowings to related parties, repaid ¥10.2 million ($1.5 million) in short-term borrowings to related parties, and repaid ¥1.1 million ($0.2 million) in short-term borrowings from one third-party. We also received ¥0.4 million ($0.06 million) capital contribution by a non-controlling shareholder during the six months ended December 31, 2019.

Working Capital. Total working capital as of December 31, 2019 amounted to ¥51.4  million ($7.4 million), compared to ¥55.7 million as of June 30, 2019. Total current assets as of December 31, 2019 amounted to ¥102.3 million ($14.7 million), a slight increase of ¥4.5 million ($0.6 million) compared to approximately ¥97.8 million at June 30, 2019. The increase in total current assets at December 31, 2019 compared to June 30, 2019 was mainly due to an increase in cash, contract assets, partially offset by a decrease in trade account receivable and loans to third parties.

Current liabilities amounted to ¥50.9 million ($7.3 million) at December 31, 2019, in comparison to ¥42.1 million at June 30, 2019. This increase of current liabilities was attributable mainly to an increase in short-term borrowings from third parties and other payables.

Capital Needs. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs. We may also raise capital through public offerings or private placements of our securities to finance our development of our business and to consummate any merger and acquisition, if necessary.